EXHIBIT (A)22

CONTACT: Sarah Hofstetter
Net2Phone Corporate Communications
973-438-3838/investor@net2phone.com

FOR IMMEDIATE RELEASE

INDEPENDENT COMMITTEE OF NET2PHONE BOARD OF DIRECTORS
REAFFIRMS NEUTRAL POSITION ON IDT’S TENDER OFFER

Monday, December 19, 2005, 5:00 p.m. ET

NEWARK, New Jersey – (Business Wire) – December 19, 2005 – Net2Phone, Inc. (NASDAQ: NTOP) announced today, in response to the amendment to IDT Corporation’s (NYSE: IDT) tender offer for all of the outstanding shares of Net2Phone’s common stock that IDT Corporation and its affiliates do not currently own for $2.05 per share in cash, net to the seller, without interest thereon, that the Independent Committee of Net2Phone’s Board of Directors has evaluated the terms of the amended offer and is expressing no opinion and is remaining neutral with respect to the amended offer. The Independent Committee has made no determination whether the amended offer is fair to and in the best interests of the stockholders (other than IDT and its affiliates), and is making no recommendation regarding whether stockholders should accept the offer and tender their shares. Consequently, the Independent Committee has advised each stockholder to make its own decision regarding the offer based on all of the available information, including the background of the offer and the factors considered by the Independent Committee.

The Independent Committee reaffirmed its original position after considering the factors described in Net2Phone’s Amendment No. 1 to the Solicitation/Recommendation Statement on Schedule 14d-9, which is being filed today with the Securities and Exchange Commission and mailed to holders of Net2Phone’s common stock. The Independent Committee urges each stockholder to read the factors considered by the Independent Committee in Net2Phone’s Amendment No. 1 to the Solicitation/Recommendation Statement on Schedule 14d-9 prior to making any decision regarding the offer. Investors can obtain a free copy of the Amendment No. 1 to the Solicitation/Recommendation Statement on Schedule 14d-9 and any other amendments thereto when they come available and all other filings by Net2Phone with the Securities and Exchange Commission at the Commission’s website at www.sec.gov. In addition, these materials may be obtained free of charge from Net2Phone by directing a request to Net2Phone, Inc., 520 Broad Street, Newark, NJ 07012, Attention: Investor Relations.

About Net2Phone

Net2Phone provides VoIP PacketCable, SIP and wireless solutions around the world. As a leader in turn-key hosted VoIP telephony services, Net2Phone has routed billions of VoIP minutes globally, servicing more than 100,000 users in the US as well as hundreds of thousands of more overseas. Net2Phone provides partners with a SIP-based broadband telephony solution, calling cards, prefix dialing and enterprise services in over 100 countries. Net2Phone’s PacketCable platform provides cable operators with the ability to deliver a high quality primary line-type service with features such as emergency calling. For more information about Net2Phone’s products and services, please visit www.net2phone.com.